August 17, 2005

Room 4561

Mr. Ian Scott-Dunne
Chairman of the Board
Brightstar Information Technology Group, Inc.
6601 Owens Drive, Suite 115
Pleasanton, CA 94588

	Re:	Brightstar Information Technology Group, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed August 3, 2005
		File No. 0-23889

Dear Mr. Scott-Dunne:

	This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. No further review of the proxy statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required under the Securities Exchange Act of 1934 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. It does not appear that you have filed any of the agreements governing the terms of your April 14, 2005 transactions with Stellar
McKim. Please file all such agreements required by Item 601 of Regulation S-B or advise. Additionally, please confirm that the conversion rights associated with the Series A Preferred Stock are contingent upon shareholder approval of the increase in authorized shares, or advise.

Security Ownership of Certain Beneficial Owners and Management,
page
5

2. We note your indication that Stellar McKim LLC and Ian Scott-Dunne beneficially own 94.5% of the company`s outstanding common stock. As it appears that such percentage ownership is contingent upon approval of the second proposal, please revise your disclosure to conform to the requirements of Rule 13d-3 of the Exchange Act. In this regard, we note that beneficial ownership with respect to common shares underlying convertible securities should be computed based on whether the convertible securities are convertible into common stock within
60 days. As the Series A Preferred Stock appears to be convertible only upon approval of the second proposal, there does not appear to be any guarantee that the preferred stock is convertible within 60 days. Please revise here and throughout the document as necessary or advise.

Proposal 2-Adoption of the Share Amendment, page 17

3. Please revise to explain how you chose the increased number of shares you will be authorized to issue if this proposal is approved.
In this regard, we note that the proposed amendment would allow the issuance of almost 200 million shares in addition to those necessary for the conversion of the Series A Preferred Stock. Ensure that your revised proxy statement clearly indicates whether you have any current plans, proposals or arrangements with respect to the additional shares that will be authorized if this proposal is approved by shareholders.

4. We note that if this proposal is approved, Stellar McKim will beneficially own over 90% of the company`s common stock. Please revise the proxy statement to disclose that a consequence of the approval of this proposal is that the company could engage in a short-form merger of the type described in Section 253 of the Delaware General Corporation Law, which would allow the company to "squeeze out" minority holders at a price determined without shareholder approval, and with appraisal rights as the only remedy for shareholders dissatisfied with such price. Additionally, disclose whether you have any current plans to engage in such transaction.

Proposal 3-Adoption of the Split Amendment, page 18

5. We note that this proposal concerns an amendment to the company`s certificate of incorporation that would allow the board to authorize forward and reverse stock splits without further stockholder approval. As Sections 242 and 102 of the Delaware General Corporation Law do not appear to allow this type of broad amendment, please explain the authority on which you rely to amend your certificate of incorporation in this manner.

6. Please revise to disclose whether the board has any current plans, proposals or arrangements to either increase or decrease the number of outstanding shares of the company. For example, we note that you believe this amendment is desirable partly because it would allow the board to increase the number of authorized and unissued shares available for issuance in connection with possible acquisitions. Do you have any current acquisition plans and have you begun discussions with any potential targets? Revise accordingly.




*	*	*	*	*



      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.



								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal

cc:	Via Facsimile (925) 251-0001
	Mr. George Lower
	Corporate Secretary
	Brightstar Information Technology Group, Inc.
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Mr. Ian Scott-Dunne
Brightstar Information Technology Group, Inc.
August 17, 2005
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